January 17, 2023

Filed via EDGAR

Alison T. White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject: Franklin Templeton Variable Insurance Products Trust (“Registrant”), on behalf of the Franklin Global Real Estate VIP Fund (the “Fund”)

File Nos. 033-23493 and 811-05583

Dear Ms. White:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on December 16, 2022 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on December 12, 2022 (the “Proxy Statement”). Each comment from the Staff is summarized below, followed by the Fund’s response to the comment. Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1. Comment: In the paragraph under “Why is a new investment management agreement with FAV being recommended?” please clarify the business and legal reasons of why the new investment agreement is being recommended.

Response: The disclosure has been revised as requested.

2. Comment: If there are any material differences between the Current IM Agreement and the New IM Agreement other than the differences in indemnification discussed in the Proxy Statement, please describe such material changes in the Proxy Statement.

Response: There are no material differences between the Current IM Agreement and the New IM Agreement other than the differences described in the Proxy Statement related to changes in the investment manager entity, the term and the indemnification provisions.

3. Comment: With respect to the considerations of the Board in approving the New IM Agreement, please provide a more detailed discussion of what the Board considered to comply with Item 22(c)(11)(i) of Schedule 14A.

Response: The Registrant believes that the current disclosure is consistent with Item 22(c)(11)(i) of Schedule 14A and the related instructions. We note that the Board considered all factors it deemed relevant in approving the New IM Agreement. The disclosure contains a discussion of primary factors that the Board considered in light of the specific facts and circumstances surrounding the approval of the New IM Agreement. The disclosure also contains conclusions with respect to the primary factors relevant to the Board’s determination. The Registrant has, however, revised the Board considerations in the proxy statement to include a cross reference to the Board’s considerations with respect to the April 2022 annual contract renewal that are included in the Fund’s June 30, 2022 semi-annual report.

4. Comment: If the investment adviser is an adviser or sub-adviser to any other fund having a similar investment objective as the Fund, please provide the information required by Item 22(c)(10) of Schedule 14A.

Response: The investment adviser does not manage any other registered investment companies that have a similar investment objective as the Fund.

5. Comment: If the Fund has employed an outside proxy solicitor to solicit votes for the Fund, please provide the information required by Item 4(a)(3).

Response: Such information has been disclosed in the Proxy Statement.

6. Comment: In the event that the Meeting is held virtually:

• Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Fund’s governing documents (with citation to the specific language in such documents).

• Please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?

• Please consider providing a technical assistance phone number for investors to use if they experience “day of” problems logging on, hearing, or being heard, at the Meeting.

Response: As noted in the Proxy Statement, the Registrant does not expect the Meeting to be held virtually. In the event that it is held virtually:

• Although the Registrant’s Agreement and Declaration of Trust and By-laws are silent regarding the ability to hold a virtual shareholder meeting, existing provisions of the Delaware Statutory Trust Act (the “DSTA”) provide authority for holding a virtual shareholder meeting. Section 3806(f) of the DSTA provides that: “Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting . . .”

• The Registrant does not contemplate any intentional changes to the meeting experience when compared to an in-person meeting. Investors would be able to participate in the Meeting, including by asking questions and/or making statements, to the same extent as they would in an in-person meeting.

• If the Meeting is held virtually, the Registrant will consider providing a technical assistance phone number for investors to use if they experience “day of” problems logging on, hearing, or being heard, at the Meeting.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President